UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2008

Date:	February 28, 2008
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager—Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the six months ended September 30, 2007

(1) Operating results

	(in millions of yen, except per share data and percentages)
	For the six months ended September 30,		For the fiscal year ended March 31, 2007
	2007	2006
Total revenue	3,124,671	2,806,522	5,863,665
Change from the previous year	11.3%	103.8%
Income from continuing operations before income taxes	529,253	557,023	1,134,931
Change from the previous year	(5.0)%	21.1%
Net income	269,603	279,907	581,288
Change from the previous year	(3.7)%	(7.5)%
Basic earnings per common share —net income available to common shareholders (in yen)	25.71	3.98	29.86
Diluted earnings per common share —net income available to common shareholders (in yen)	25.65	3.95	29.68
Note: Average number of shares outstanding
	(thousands of shares)
	For the six months ended September 30,		For the fiscal year ended March 31, 2007
	2007	2006
Common stock	10,208,601	9,978,006	10,053,408
Preferred stock (Class 3)	100,000	100,000	100,000
Preferred stock (Class 8)	17,700	22,223	19,968
Preferred stock (Class 9)	—	38,761	19,434
Preferred stock (Class 10)	—	72,951	36,575
Preferred stock (Class 11)	1	1	1
Preferred stock (Class 12)	33,700	127,772	119,853
(2) Financial condition
	(in millions of yen, except per share data and percentages)
	As of September 30,		As of March 31, 2007
	2007	2006
Total assets	188,028,250	183,826,765	186,202,911
Total shareholders’ equity	10,759,209	9,562,316	10,433,312
Total shareholders’ equity as a percentage of total assets	5.7%	5.2%	5.6%
Total shareholders’ equity per common share (in yen)	994.01	904.82	989.01
Note: Number of shares outstanding
	(thousands of shares)
	As of September 30,		As of March 31, 2007
	2007	2006
Common stock	10,485,181	10,108,073	10,208,676
Preferred stock (Class 3)	100,000	100,000	100,000
Preferred stock (Class 8)	17,700	17,700	17,700
Preferred stock (Class 11)	1	1	1
Preferred stock (Class 12)	33,700	113,200	33,700

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,		For the fiscal year ended March 31, 2007
	2007	2006
Net cash provided by (used in) operating activities	(44,509)	457,853	1,563,012
Net cash provided by (used in) investing activities	1,291,515	(323,430)	(2,492,073)
Net cash used in financing activities	(1,081,391)	(3,402,386)	(2,496,081)
Cash and cash equivalents at end of period	3,028,395	2,980,592	2,849,663

Formulas for computing ratios for the six months ended September 30, 2007 are as follows.

Basic earnings per common share—net income available to common shareholders

Net income available to common shareholders*
Average number of common stock during the period **

Diluted earnings per common share—net income available to common shareholders

Net income available to common shareholders* + Adjustments in net income assuming dilution
Average number of common stock during the period ** + Number of dilutive potential common stock

Total shareholders’ equity per common share

Total shareholders’ equity at end of period -Number of preferred stock at end of period × Issue price
Number of common stock at end of period **

*	excluding cash dividends paid to preferred shareholders and beneficial conversion feature
**	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

Note: Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that was disclosed on Form 6-K (“Form 6-K”) submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including risk factors, business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of our business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks, including, but not limited to, the recent instability in global financial markets. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,		(A) — (B)	As of March 31,	(A) — (C)
(in millions of yen)	2007 (A)	2006 (B)		2007 (C)
Assets:
Cash and due from banks	3,028,395	2,976,980	51,415	2,847,469	180,926
Interest-earning deposits in other banks	8,044,752	5,874,328	2,170,424	6,056,598	1,988,154
Call loans, funds sold, and receivables under resale agreements	7,251,511	5,272,542	1,978,969	6,546,659	704,852
Receivables under securities borrowing transactions	5,713,752	4,315,880	1,397,872	6,320,179	(606,427)
Trading account assets	12,773,481	11,549,162	1,224,319	10,446,080	2,327,401
Investment securities:
Securities available for sale	41,154,183	44,991,526	(3,837,343)	45,679,782	(4,525,599)
Securities being held to maturity	3,053,518	2,871,132	182,386	3,033,099	20,419
Other investment securities	529,132	818,263	(289,131)	670,959	(141,827)

Total investment securities	44,736,833	48,680,921	(3,944,088)	49,383,840	(4,647,007)

Loans, net of unearned income, unamortized premiums and deferred loan fees	96,656,703	95,427,561	1,229,142	95,322,844	1,333,859
Allowance for credit losses	(1,183,347)	(1,103,092)	(80,255)	(1,112,453)	(70,894)

Net loans	95,473,356	94,324,469	1,148,887	94,210,391	1,262,965

Premises and equipment—net	1,133,352	1,148,684	(15,332)	1,147,511	(14,159)
Accrued interest	382,656	303,432	79,224	371,523	11,133
Customers’ acceptance liability	98,120	73,977	24,143	68,754	29,366
Intangible assets—net	1,356,131	1,306,606	49,525	1,265,080	91,051
Goodwill	1,946,332	1,845,743	100,589	1,844,809	101,523
Deferred tax assets	499,094	1,065,009	(565,915)	556,158	(57,064)
Accounts receivable	1,785,605	1,727,597	58,008	1,467,519	318,086
Other assets	3,804,880	3,356,348	448,532	3,667,906	136,974
Assets of discontinued operations to be disposed or sold	—	5,087	(5,087)	2,435	(2,435)

Total assets	188,028,250	183,826,765	4,201,485	186,202,911	1,825,339

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	14,542,745	15,788,881	(1,246,136)	17,037,891	(2,495,146)
Interest-bearing	91,830,940	90,450,926	1,380,014	91,677,030	153,910
Overseas offices, principally interest-bearing	18,679,273	16,989,592	1,689,681	17,872,088	807,185

Total deposits	125,052,958	123,229,399	1,823,559	126,587,009	(1,534,051)

Call money, funds purchased, and payables under repurchase agreements	11,148,985	10,162,172	986,813	10,755,847	393,138
Payables under securities lending transactions	6,382,055	5,122,795	1,259,260	5,137,508	1,244,547
Due to trust account and other short-term borrowings	6,777,955	9,009,471	(2,231,516)	7,274,446	(496,491)
Trading account liabilities	2,450,021	2,860,262	(410,241)	2,625,761	(175,740)
Obligations to return securities received as collateral	5,083,668	4,391,563	692,105	3,652,864	1,430,804
Bank acceptances outstanding	98,120	73,977	24,143	68,754	29,366
Accrued interest	289,820	217,751	72,069	257,411	32,409
Long-term debt	14,216,861	14,488,382	(271,521)	14,389,930	(173,069)
Accounts payable	2,741,427	1,923,526	817,901	2,029,962	711,465
Other liabilities	3,027,171	2,783,740	243,431	2,989,561	37,610
Liabilities of discontinued operations to be extinguished or assumed	—	1,411	(1,411)	546	(546)

Total liabilities	177,269,041	174,264,449	3,004,592	175,769,599	1,499,442

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	247,100	—	247,100	—
Common stock	1,084,708	1,084,708	—	1,084,708	—
Capital surplus	5,783,798	5,795,624	(11,826)	5,834,529	(50,731)
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—	239,571	—
Unappropriated	1,828,182	1,426,841	401,341	1,636,803	191,379
Accumulated other changes in equity from nonowner sources, net of taxes	2,152,608	1,768,958	383,650	2,392,136	(239,528)
Treasury stock, at cost	(576,758)	(1,000,486)	423,728	(1,001,535)	424,777

Total shareholders’ equity	10,759,209	9,562,316	1,196,893	10,433,312	325,897

Total liabilities and shareholders’ equity	188,028,250	183,826,765	4,201,485	186,202,911	1,825,339

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,		(A) — (B)	For the fiscal year ended March 31, 2007
(in millions of yen)	2007 (A)	2006 (B)
Interest income:
Loans, including fees	1,368,955	1,301,182	67,773	2,647,503
Deposits in other banks	135,962	123,188	12,774	251,034
Investment securities	460,214	346,239	113,975	754,801
Trading account assets	54,080	67,026	(12,946)	99,918
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	139,826	58,931	80,895	162,473

Total	2,159,037	1,896,566	262,471	3,915,729

Interest expense:
Deposits	549,150	369,982	179,168	835,899
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	206,989	104,498	102,491	284,152
Due to trust account, other short-term borrowings, and trading account liabilities	110,176	102,940	7,236	181,108
Long-term debt	166,041	133,029	33,012	284,804

Total	1,032,356	710,449	321,907	1,585,963

Net interest income	1,126,681	1,186,117	(59,436)	2,329,766
Provision for credit losses	241,954	189,523	52,431	358,603

Net interest income after provision for credit losses	884,727	996,594	(111,867)	1,971,163

Non-interest income:
Fees and commissions	669,935	659,689	10,246	1,407,193
Foreign exchange gains (losses)—net	156,880	(102,609)	259,489	(162,005)
Trading account profits—net	104,443	273,340	(168,897)	404,813
Investment securities gains (losses)—net	(6,854)	54,561	(61,415)	238,277
Equity in losses of equity method investees	(42,051)	(37,540)	(4,511)	(56,879)
Other non-interest income	83,281	62,515	20,766	116,537

Total	965,634	909,956	55,678	1,947,936

Non-interest expense:
Salaries and employee benefits	445,046	424,982	20,064	862,401
Occupancy expenses—net	84,457	88,545	(4,088)	179,342
Fees and commission expenses	112,675	122,195	(9,520)	237,979
Outsourcing expenses, including data processing	118,510	107,413	11,097	267,921
Depreciation of premises and equipment	85,777	51,999	33,778	118,940
Amortization of intangible assets	124,031	132,688	(8,657)	264,930
Impairment of intangible assets	600	151,511	(150,911)	184,760
Insurance premiums, including deposit insurance	56,792	55,674	1,118	112,773
Minority interest in income (loss) of consolidated subsidiaries	14,638	(817)	15,455	16,915
Communications	30,661	31,143	(482)	62,209
Taxes and public charges	42,997	39,363	3,634	79,683
Other non-interest expenses	204,924	144,831	60,093	396,315

Total	1,321,108	1,349,527	(28,419)	2,784,168

Income from continuing operations before income taxes	529,253	557,023	(27,770)	1,134,931
Income taxes	257,839	276,503	(18,664)	552,826

Income from continuing operations	271,414	280,520	(9,106)	582,105
Loss from discontinued operations–net	(1,811)	(613)	(1,198)	(817)

Net income	269,603	279,907	(10,304)	581,288

Income allocable to preferred shareholders:
Cash dividends paid	3,335	9,837	(6,502)	13,629
Beneficial conversion feature	3,816	230,336	(226,520)	267,432

Net income available to common shareholders	262,452	39,734	222,718	300,227

(in yen)
Earnings per share:
Basic earnings per common share—income from continuing operations available to common shareholders	25.89	4.04	21.85	29.94
Basic earnings per common share—net income available to common shareholders	25.71	3.98	21.73	29.86
Diluted earnings per common share—income from continuing operations available to common shareholders	25.83	4.01	21.82	29.76
Diluted earnings per common share—net income available to common shareholders	25.65	3.95	21.70	29.68

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Credit Quality Data (Unaudited)

	As of September 30,		(A) — (B)	As of March 31, 2007 (C)	(A) — (C)
(in millions of yen)	2007 (A)	2006 (B)
Nonaccrual loans	1,095,722	1,001,470	94,252	1,086,344	9,378
Restructured loans	434,882	861,227	(426,345)	590,686	(155,804)
Accruing loans contractually past due 90 days or more	21,320	19,523	1,797	22,470	(1,150)

Total	1,551,924	1,882,220	(330,296)	1,699,500	(147,576)

Loans	96,656,703	95,427,561	1,229,142	95,322,844	1,333,859
Allowance for credit losses	(1,183,347)	(1,103,092)	(80,255)	(1,112,453)	(70,894)